

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2019

Sheldon Karasik
Chief Executive Officer
Mineral Mountain Mining & Milling Company
13 Bow Circle, Suite 170
Hilton Head, SC 29928

> **Re: Mineral Mountain Mining & Milling Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 22, 2019**
> **File No. 333-227839**

Dear Mr. Karasik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements
Notes to Financial Statements
Note 3 - Mining Claims and Land
Alaska Mineral Lease and Option to Purchase, page F-9

1.   Please provide a comprehensive description of your accounting treatment for the Alaska Mineral Lease from the inception date of April 5, 2016 through December 31, 2018, addressing the following points:
   - The basis for initially recording the amortizing "mineral lease, net" separately from the non-amortizing "investment in mineral lease." We note that both amounts appear to have been initially recorded at $336,000.
   - The accounting framework/model under which the non-amortizing investment in

mineral lease is being accounted for, including how potential impairment is being evaluated.

- The amounts recorded for amortization expense of the mineral lease in each period, along with an explanation of why no amortization expense appears to have been recorded in interim periods.

- The discount rate used to determine the initial lease liability of $336,000, and the basis for determining this rate.

- A rollfoward of the lease liability, showing reductions for payments and interest accretion.

2. Please reconcile your prior assertion regarding accounting for the entire agreement as a lease under ASC 842 to the separate accounting treatment reflected in your financial statements.

3. Please elaborate on your assertion that you control the right to use the unpaved road through the agreement given that it does not appear that such right has not been clearly established from a legal perspective, but would need to be adjudicated through a process under which the State of Alaska would need to prove that others would need the right to access the road.

4. We understand from your response dated December 10, 2018 that the access afforded by the unpaved road was an important consideration for you which affected the terms of the arrangement. Please clarify why you believe that the scope exception in ASC 842 is not applicable. For example, please explain how the unpaved road is different from other physical attributes of the land.

You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Peter M. Papasavas, Esq.